UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

DIGENE CORPORATION

(Name of Subject Company)

DIGENE CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253752 10 9

(CUSIP Number of Class of Securities)

Joseph P. Slattery

Senior Vice President, Finance and Information Systems

and Chief Financial Officer

1201 Clopper Road

Gaithersburg, Maryland 20878

(301) 944-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

Mary J. Mullany, Esq.

Morris Cheston, Jr., Esq.

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 51st Floor

Philadelphia, Pennsylvania 19103

215-665-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 1 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 15, 2007 by Digene Corporation (“Digene”), a Delaware corporation. Digene is hereby amending only those sections of the Statement identified in this Amendment No. 1 and only to the extent noted in each section. All other sections of the Statement remain unchanged.

Item 4. The Solicitation or Recommendation.

The subsection of Item 4 beginning with the heading “Reasons for the Board’s Recommendation” on page 10 of the Statement and ending before the heading “Opinion of JP Morgan” on page 11 of the Statement is replaced in its entirety by the following:

REASONS FOR THE BOARD’S RECOMMENDATION

Based on the following positive factors, the Board determined to approve the Merger Agreement, and the transactions contemplated by the Merger Agreement, and to recommend that all holders of Digene Common Stock accept the Offer:

•

the enhanced ability of Digene to grow and expand its HPV and women’s health businesses through the combination with QIAGEN, by combining Digene’s FDA-approved HPV test with the sample preparation and automation assets and capabilities of QIAGEN;

•

the breadth and depth of QIAGEN’s sample preparation and sample processing and assay technologies, which create opportunities to add key sample and assay technologies, such as nucleic acid extraction and stabilization, sample processing, multiplexing and PCR, to Digene’s product offerings and to assist in the development of Digene’s next generation platform programs;

•	the complementary nature of the businesses of the two companies and the ability to utilize the assets, technologies and capabilities of both to grow the combined business;

•	the ability to combine the strengths of the companies’ geographic reach, sales, service and support teams and global sales channels;

•	the expectation that the combination of the research and development team assets in molecular diagnostics will enhance the combined company’s current and emerging product development efforts;

•	the significant premium offered to the Digene stockholders in the transaction;

•

the mixture of the cash component and QIAGEN common shares stock component of the Offer, allowing Digene stockholders to elect to receive some QIAGEN stock and, as shareholders of a larger company, to benefit from the anticipated future growth of the combined business;

•

the opinion of JPMorgan, as more fully described in this Item 4 of this Statement under the heading “Opinion of JP Morgan,” that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be received in the Offer and the Merger, when considered together, are fair, from a financial point of view, to the Digene stockholders;

•	the future growth synergies expected from combining the research and development, manufacturing, and sales capabilities and customer relationships of the two companies;

•	the anticipated cost and revenue synergies, including the expected reduction or elimination of duplicative costs;

•

the structure of the transaction as a first step tender offer, followed by a Merger, which may serve to shorten the time period between signing the Merger Agreement and closing the transaction, thus enabling Digene’s stockholders to receive the transaction consideration earlier;

•	the assessment that the terms of the Merger Agreement are fair and balanced for each party;

•	reports from management, legal advisors and financial advisors as to the satisfactory results of the reverse due diligence review of QIAGEN; and

•	the likelihood that the Offer and the Merger transaction will be consummated, including the reasonableness of the conditions to the Offer and the closing of the transaction.

Although each of the foregoing factors was considered important in determining whether to recommend the Merger Agreement to the Digene stockholders, the most compelling reasons for such recommendation are the enhanced ability of Digene to grow and expand its HPV and women’s health businesses through the combination with QIAGEN, the breadth and depth of QIAGEN’s sample preparation and sample processing and assay technologies, which create opportunities to assist in the development of Digene’s next generation platform programs; the significant premium offered to Digene’s stockholders supported by the opinion of JPMorgan, and the stock and cash components of the consideration offered, which gives Digene stockholders the opportunity to invest in the combined company.

The Digene Board also considered the terms of the Merger Agreement, including the right of Digene to consider and negotiate other potential unsolicited acquisition proposals, and the possible effects of the provisions regarding the termination fee of $59,000,000 that might be payable by Digene in certain circumstances where the Merger Agreement could be terminated.

The Digene Board also evaluated and discussed the following risks that might arise:

•	the risk that the potential benefits sought in the Offer and the Merger transactions would not be fully realized;

•

certain risks applicable to QIAGEN’s business and described under the heading “Risk Factors—Risks Related to QIAGEN and the Combined Company” in the prospectus portion of Amendment No. 1 to the Registration Statement on Form F-4 as filed by QIAGEN on the date of this filing;

•

the risk that the fixed exchange ratio of the stock component of the Offer consideration could lead, in the event of a decline in the market price of QIAGEN common shares, to a reduced value of the stock component of the consideration received by the Digene stockholders coupled with the risk from the lack of a collar on the stock portion of the consideration;

•	the risks and uncertainties associated with the U.S. Food and Drug Administration approval process and the impact regulatory requirements could have on the combined company;

•	the risk that the proposed transaction would not gain the required regulatory approvals or that the minimum conditions of the Offer would not be met;

•	the risk that the Digene stockholders will not tender sufficient shares in the Offer to meet the minimum condition or that the QIAGEN shareholders will not approve the proposed transaction; and

•	the potential severance payments that could be triggered by the termination of employment of Digene executives.

The Digene Board believes that the foregoing risks are outweighed by the potential benefits of the Offer and the Merger to the Digene stockholders. The Digene Board also considered various alternatives to the Offer and Merger transaction with QIAGEN, including remaining independent, and determined that the proposed transaction with QIAGEN represents the best potential opportunity for Digene and its stockholders.

Item 6. Interest in Securities of the Subject Company.

Item 6 is amended and supplemented to add the following transactions in the shares of Digene Common Stock that have been effected by Evan Jones, Chairman of the Board and former Chief Executive Officer of Digene, since June 15, 2007:

Name/Title	Date	Number of Shares	Nature of Transaction	Price Per Share
Evan Jones, Chairman of the Board, Former Chief Executive Officer	6/28/2007	13,865	Exercise of Nonqualified Stock Options*	$6.53
	6/28/2007	13,865	Open Market Sale*	$60.00
	6/28/2007	39,965	Exercise of Nonqualified Stock Options*	$27.27
	6/28/2007	39,965	Open Market Sale*	$60.00
	6/28/2007	4,995	Open Market Sale**	$60.00
	6/26/2007	2,305	Exercise of Nonqualified Stock Options*	$6.53
	6/26/2007	100	Open Market Sale*	$58.48
	6/26/2007	100	Open Market Sale*	$58.50
	6/26/2007	100	Open Market Sale*	$58.53
	6/26/2007	100	Open Market Sale*	$58.55
	6/26/2007	200	Open Market Sale*	$58.57
	6/26/2007	100	Open Market Sale*	$58.58
	6/26/2007	105	Open Market Sale*	$58.65
	6/26/2007	100	Open Market Sale*	$58.66
	6/26/2007	100	Open Market Sale*	$58.67
	6/26/2007	200	Open Market Sale*	$58.70
	6/26/2007	100	Open Market Sale*	$58.71
	6/26/2007	100	Open Market Sale*	$58.72
	6/26/2007	100	Open Market Sale*	$58.74
	6/26/2007	300	Open Market Sale*	$58.78
	6/26/2007	100	Open Market Sale*	$58.81
	6/26/2007	200	Open Market Sale*	$58.83
	6/26/2007	100	Open Market Sale*	$58.90
	6/26/2007	100	Open Market Sale*	$59.02

*	Transaction made pursuant to a trading plan, dated March 15, 2007, intended to meet the requirements of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.
**	Transaction made by Mr. Jones’s spouse pursuant to a trading plan, dated March 15, 2007, intended to meet the requirements of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Prospectus, dated June 15, 2007, as amended on July 3, 2007 (incorporated herein by reference to the prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 of QIAGEN (Registration No. 333-143791), dated July 3, 2007).

(a)(2)	Form of Letter of Election and Transmittal, including therein the Form of Notice of Guaranteed Delivery and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 of QIAGEN (Registration No. 333-143791), filed on June 15, 2007 (the “QIAGEN F-4”)).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.2 to the QIAGEN F-4).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.3 to the QIAGEN F-4).

(a)(5)	Letter to Stockholders of Digene, dated June 15, 2007.*

(a)(6)	Joint Press Release of Digene and QIAGEN, dated June 3, 2007 (incorporated herein by reference to Exhibit 99.1 to Digene’s Current Report on Form 8-K, filed on June 4, 2007).

(a)(7)	Investor Presentation utilized in the investor conference call on June 4, 2007 (incorporated herein by reference to Exhibit 99.1 to Digene’s Current Report on Form 8-K, filed June 4, 2007).

(a)(8)	E-mail to employees of Digene (incorporated by reference to Digene’s filing with the SEC on June 4, 2007 pursuant to Rule 425).

(a)(9)	Letter to customers of Digene (incorporated by reference to Digene’s filing with the SEC on June 4, 2007 pursuant to Rule 425).

(a)(10)	Transcript of investor conference call on June 4, 2007 (incorporated herein by reference to Exhibit 99.2 to Digene’s Current Report on Form 8-K, filed June 4, 2007).

(a)(11)	Merger update e-mail to employees of Digene (incorporated by reference to Digene’s filing with the SEC on June 22, 2007 pursuant to Rule 425).

(a)(12)	Letter to employees of Digene and QIAGEN with Employee Questions and Answers (incorporated by reference to Digene’s filing with the SEC on July 3, 2007 pursuant to Rule 425).

Exhibit No.	Description
(a)(13)	Fairness Opinion of JP Morgan to Digene Board of Directors, dated June 2, 2007 (included as Annex II to this Statement).*

(a)(14)	The Information Statement of Digene (included as Annex I to this Statement).*

(e)(1)	Agreement and Plan of Merger, dated June 3, 2007, among QIAGEN, QNAH, Merger Sub and Digene (incorporated herein by reference to Exhibit 2.1 to Digene’s Current Report on Form 8-K, dated June 4, 2007).

(e)(2)	Amended and Restated Confidentiality Agreement, dated May 22, 2007, between QIAGEN and Digene.*

(e)(3)	Employment Agreement, dated November 13, 2006, between the Company and Daryl J. Faulkner (incorporated herein by reference to Exhibit 10.1 to Digene’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006).

(e)(4)	Change in Control Employment Agreement, dated December 11, 2006, between the Company and Daryl J. Faulkner (incorporated herein by reference to Exhibit 10.2 to Digene’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006).

(e)(5)	Form of Employment Agreement between each of Digene or a Digene subsidiary and each of the officers listed on Exhibit (e)(6) (incorporated herein by reference to Exhibit 10.2 to Digene’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(e)(6)	Schedule of officers of Digene entering into Employment Agreements.*

(e)(7)	Form of Change in Control Employment Agreement between Digene and each of the officers listed on Exhibit (e)(8) (incorporated herein by reference to Exhibit 10.4 to Digene’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(e)(8)	Schedule of officers of Digene entering into Change in Control Employment Agreements.*

(e)(9)	Employment Agreement, dated February 19, 2002, between Digene and Donna Marie Seyfried (incorporated herein by reference to Exhibit 99(e)(10) to Digene’s Solicitation/Recommendation Statement on Schedule 14D-9, File No. 005-46641, dated March 1, 2002).

(e)(10)	Noncompetition, Nondisclosure and Developments Agreement, dated February 19, 2002, between Digene and Donna Marie Seyfried (incorporated herein by reference to Exhibit 99(e)(11) to Digene’s Solicitation/Recommendation Statement on Schedule 14D-9, File No. 005-46641, dated March 1, 2002).

(e)(11)	Amended and Restated Employment Agreement, dated as of March 7, 2007, between Digene and Attila T. Lorincz (incorporated by reference to Exhibit 10.1 to Digene’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGENE CORPORATION

/s/ Joseph P. Slattery
Name:	Joseph P. Slattery
Title:	Chief Financial Officers and Senior Vice President, Finance and Information Systems

Date: July 3, 2007